                 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

  Under the Securities Exchange Act of 1934*

 CH Energy Group, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

12541M102
(CUSIP Number)

November 9, 2011
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ X ] Rule 13d-1(b)
[   ] Rule 13d-1(c)
                [   ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for the reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12541M102
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Gabelli Funds, LLC I.D. No. 13-4044523
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Citizenship or place of organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	: 5 : : :	Sole voting power 808,194
	: 6 : : :	Shared voting power None
	: 7 : : :	Sole dispositive power 808,194
	:8 : : :	Shared dispositive power None
9	Aggregate amount beneficially owned by each reporting person 808,194
10	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
11	Percent of class represented by amount in row (11) 5.43%
12	Type of reporting person (SEE INSTRUCTIONS) IA

CUSIP No. 12541M102
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) GAMCO Asset Management Inc. I.D. No. 13-4044521
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Citizenship or place of organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	: 5 : : :	Sole voting power 694,469
	: 6 : : :	Shared voting power None
	: 7 : : :	Sole dispositive power 740,544
	:8 : : :	Shared dispositive power None
9	Aggregate amount beneficially owned by each reporting person 740,544
10	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
11	Percent of class represented by amount in row (11) 4.97%
12	Type of reporting person (SEE INSTRUCTIONS) IA, CO

CUSIP No. 12541M102
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) GGCP, Inc. I.D. No. 13-3056041
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Citizenship or place of organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	: 5 : : :	Sole voting power None
	: 6 : : :	Shared voting power None
	: 7 : : :	Sole dispositive power None
	:8 : : :	Shared dispositive power None
9	Aggregate amount beneficially owned by each reporting person None
10	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
11	Percent of class represented by amount in row (11) 0.00%
12	Type of reporting person (SEE INSTRUCTIONS) HC, CO

CUSIP No. 12541M102
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) GAMCO Investors, Inc. I.D. No. 13-4007862
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Citizenship or place of organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	: 5 : : :	Sole voting power None
	: 6 : : :	Shared voting power None
	: 7 : : :	Sole dispositive power None
	:8 : : :	Shared dispositive power None
9	Aggregate amount beneficially owned by each reporting person None
10	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
11	Percent of class represented by amount in row (11) 0.00%
12	Type of reporting person (SEE INSTRUCTIONS) HC, CO

CUSIP No. 12541M102
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Mario J. Gabelli
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Citizenship or place of organization USA
Number Of Shares Beneficially Owned By Each Reporting Person With	:5 : : :	Sole voting power 500 (Item 5)
	: 6 : : :	Shared voting power None
	: 7 : : :	Sole dispositive power 500 (Item 5)
	:8 : : :	Shared dispositive power None
9	Aggregate amount beneficially owned by each reporting person 500 (Item 5)
10	Check box if the aggregate amount in row (9) excludes certain shares (SEE INSTRUCTIONS) X
11	Percent of class represented by amount in row (9) 0.00%
12	Type of reporting person (SEE INSTRUCTIONS) IN

ITEM 1.
(a)	Name of Issuer :
CH Energy Group, Inc.

(b)	Address of Issuer’s Principal Executive Officer:
284 South Avenue, Poughkeepsie, New York 12604-4839
ITEM 2.
(a)	Name of Person Filing:
This Schedule 13G is being filed by Gabelli Funds, LLC, GAMCO Asset Management Inc., GGCP, Inc., GAMCO Investors, Inc. and Mario J. Gabelli (each a “Reporting Person” & collectively the “Reporting Persons”).

(b)	Address of Principal Business Office:
One Corporate Center, Rye, N.Y. 10580

(c)	Citizenship
Gabelli Funds, LLC is a New York limited liability Company; GAMCO Asset Management Inc. is a New York corporation; GGCP, Inc. is a Wyoming corporation; GAMCO Investors, Inc. is a New York corporation; Mario J. Gabelli is a U.S. citizen.

(d)	Title of Class of Securities:
Shares of Common Stock, Par Value $0.10 per share

(e)	Cusip Number:
12541M102

ITEM 3.
If this statement is filed pursuant to Sections 240.13d-1(b) or
240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act
(15 U.S.C. 78c).

(d) [ ] Investment company registered under section 8 of the Investment Company
Act of 1940 (15 U.S.C. 80a-8).

(e) [X] An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);
(for Gabelli Funds, LLC and GAMCO Asset Management Inc. only)

(f) [ ] An employee benefit plan or endowment fund in accordance with Section
240.13d-1(b)(1)(ii)(F);

(g) [X] A parent holding company or control person in accordance with Section
240.13d-1(b)(1)(ii)(G);
              (for GGCP, Inc., GAMCO Investors, Inc. and Mario J. Gabelli only)

(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit
Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940
(15 U.S.C. 80a-3);

(j) [ ] A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J)

(k) [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(K). If filing as a
non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J), please specify the type of institution

ITEM 4.
The aggregate number of Securities to which this Schedule 13G relates is 1,549,238 shares, representing 10.41% of the 14,888,149 shares outstanding as reported in the Issuer’s most recent Form 10-Q for the quarterly period ended September 30, 2011.  The Reporting Persons beneficial ownership exceeded 10% of the Issuer’s outstanding shares solely as the result of the buyback of shares by the Issuer.

In accordance with the policies and procedures of Gabelli Funds, LLC and each of the registered investment companies that it advises (“Fund”), the independent proxy voting committee of each Fund exercises in its sole discretion the entire voting power with respect to all shares of the Issuer held and to be held by each Fund until such committee otherwise determines.  Accordingly, Gabelli Funds, LLC has no voting authority but continues to have sole dispositive power over such shares.

ITEM 5.
Ownership of Five Percent or Less of a Class.
Not applicable.
ITEM 6.
Ownership of More than Five Percent on Behalf of Another Person.
As indicated in the response to Item 4 (c) (i), the investment adviser has sole dispositive power over all shares of the Issuer held by the Reporting Person.

ITEM 7.
Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

ITEM 8.
Identification and Classification of Members of the Group.
Not applicable.

ITEM 9.
Notice of Dissolution of Group.
Not applicable.

ITEM 10.
Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:            November 23, 2011

GGCP, INC.
MARIO J. GABELLI

By:/s/ Douglas R. Jamieson
     Douglas R. Jamieson
     Attorney-in-Fact

             GABELLI FUNDS, LLC

By:/s/ Bruce N. Alpert
     Bruce N. Alpert
     Chief Operating Officer – Gabelli Funds, LLC

GAMCO ASSET MANAGEMENT INC.
GAMCO INVESTORS, INC.

By:/s/ Douglas R. Jamieson
     Douglas R. Jamieson
                    President & Chief Operating Officer – GAMCO Investors, Inc.
                                                                                                     President – GAMCO Asset Management Inc.